UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-37814

OR ROYALTIES INC.
(Translation of registrant's name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Qc H3B 2S2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F      [X] Form 40-F

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Interim Consolidated Financial Statements for the three and six months ended June 30, 2025
99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2025
99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO
99.4	Form 52-109F2 Certification of Interim Filings Full Certificate – CFO
99.5	Press Release of Dividends
99.6	Press Release of Q2 2025 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OR ROYALTIES INC.
(Registrant)

Date: August 5, 2025	By:	/s/ André Le Bel
André Le Bel
	Title:	Vice President, Legal Affairs and Corporate Secretary